200 East Randolph Drive
Paul D. Zier	Chicago, Illinois 60601
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2180		312 861-2200
gnowak@kirkland.com	www.kirkland.com
September 12, 2007
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maxcom Telecommunications, Inc. Registration Statement on Form F-1 File Number 333-144771 Filed on July 23, 2007
Dear Ms. Anderson:
     Maxcom Telecomunicaciones, S.A. de C.V., a variable capital corporation (sociedad anónima de capital variable), organized under the laws of Mexico (the “Company”), has today filed with the Securities and Exchange Commission, Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated August 22, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form F-1 filed on July 23, 2007. References to page numbers in our responses are to page numbers of the marked version of the Amendment enclosed herewith. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
September 12, 2007

Form F-1
General
1.	Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 403A of Regulation C

Response: The Company acknowledges the Staff’s comment, but cannot provide the requested information because such information is not available at this time. The Company will provide the information referenced in the Staff’s comment in a subsequent amendment.

2.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by the Institute of Statistics, Geography, and Information on page 4, and by The Mexican National Population Council on page 65, and to Pyramid on page 66. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Response: The Company is submitting under separate letter marked materials supporting third party statements utilized in the prospectus. All third party information sources are publicly available, however, the Company pays a fee to obtain information published by Pyramid Research, Business Monitor International Ltd. and Sigma Consultores.

3.	Please provide us with copies of your artwork, if any, prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: The Company’s prospectus will not contain artwork.

Securities and Exchange Commission
September 12, 2007

Prospectus Cover Page
4.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

Response: The amount of compensation to be paid to the underwriters has not yet been cleared by the NASD. As soon as practicable, the Company will provide the Staff with confirmation that the NASD has cleared the compensation to be paid to the underwriters and that they have no other concerns.

5.	In an appropriate location in the prospectus, please disclose in what way the closings of the international and Mexican offering are “conditioned upon ach other.”

Response: The Company has revised the prospectus in response to the Staff’s comment. Please see page 135 of the section entitled “Underwriters.”

6.	Please revise to delete the reference to J.P. Morgan as “sole bookrunning manager.” Your cover page should be limited to the information required by Item 501 of Regulation S-K and key information about the offering.

Response: The Company has revised the prospectus cover in response to the Staff’s comment.
Inside front cover — pages 1 and ii
7.	Limit the inside cover page to the information required by Item 502 of Regulation S-K. In this regard, please reposition the information appearing under “Presentation of Financial and Other Information” to another location in the registration statement.

Response: The Company has revised the prospectus inside cover page in response to the Staff’s comment.

8.	We note your statement that you have not “independently verified” the market data and industry statistics used in the prospectus, and therefore do not make representations as to their accuracy. Please note that if you choose to utilize industry data in a prospectus, you adopt such information and are responsible for

Securities and Exchange Commission
September 12, 2007

the content. Accordingly, please remove this and similar disclaimers from your disclosure.

Response: The Company has revised pages 10 and 25 of the prospectus in response to the Staff’s comment.
Prospectus Summary, page 1
9.	As currently drafted, this summary section is long and overly-detailed. Consider eliminating some of the detail and delete any redundant information. In order to make it more of a summary, focus only on the most material terms of the offering. In this regard, consider reducing the overview description of the company to one or two paragraphs summarizing your business operations. In addition, delete or substantially reduce the subsections addressing your industry, competitive strengths and your strategies. Further revise to eliminate the use of industry jargon in your summary, such as the terms “point-to-point concession” and “modular network construction strategy.” Also clarify the meaning of the term “last mile” the first time you use it.

Response: The Company has revised the prospectus summary in response to the Staff’s comment.

10.	Please revise to make the tone of this section more objective and disclosure-oriented and less of a marketing brochure for the company’s services and products, such as using the terms “proven,” “demonstrated” and “excellent.” To the extent you retain these terms, provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims.

Response: The Company has revised the prospectus summary in response to the Staff’s comment.

11.	In the interest of providing balance to your prospectus summary, please revise to include principal risks in addition to the inclusion of your competitive strengths and growth strategy, including, for example, your substantial indebtedness and history of operating losses, the extent to which insiders will exert control over corporate actions subsequent to the initial public offering, and your reliance on Telmex for interconnection.

Response: The Company has revised the prospectus summary in response to the Staff’s comment. Please see page 3 of the prospectus.

Securities and Exchange Commission
September 12, 2007

Business, page 1
12.	Please revise the first paragraph to briefly describe the nature of the resale arrangements or partnerships you have with other providers. For example, are these arrangements contractual in nature? Please similarly briefly describe the nature of the strategic alliances and partnerships you reference on page 3, under “Demonstrated ability to establish successful strategic alliance.”

Response: The Company has revised pages 1 and 2 of the prospectus and has made conforming changes to the section entitled "Business" in response to the Staff’s comment.

13.	Please revise to indicate the extent to which Maxcom has penetrated the market in Toluca.

Response: The Company acknowledges the Staff’s comment. However, the Company contends that the penetration rate in the Toluca market is not comparable to the three other urban markets where the Company provides widespread service because it provides service in the Toluca market through a third-party cable operator. In the markets for which the Company indicated penetration rates, it provides service over its own network infrastructure. The Company believes this is accurately described in the disclosure by the inclusion of the language “in areas covered by our network.” As a result, the Company respectfully submits that the disclosure regarding penetration rates is accurate and appropriate as initially drafted.
Competitive Strengths, page 2
14.	Please identify the external surveys referenced on page 3 and provide us with copies. Advise us who conducted the surveys and how the surveys were conducted, including the type and number of customers surveyed.

Response: The surveys were commissioned by the Company and were conducted by Estadistica Aplicada, S.A. de C.V. in 2004, 2005 and 2006. The objectives of the study included: (1) to assess customers’ general perceptions about the strengths and weaknesses of their present carrier; (2) to determine customers’ current level of satisfaction with various aspects of their telephony service; (3) to identify the most frequent failures mentioned by customers with respect to service; and (4) to understand what customers expected from their telephony service and to solicit suggestions for improvements.

In 2004, Estadistica Aplicada, S.A. de C.V. conducted 669 telephone interviews with Maxcom customers and 353 calls with Telmex customers in the cities of Mexico City and Puebla. In 2005, it conducted 1,002 telephone interviews with Maxcom customers, 679

Securities and Exchange Commission
September 12, 2007

telephone interviews with Telmex customers and 457 telephone interviews with Axtel customers in the cities of Mexico City, Puebla and Queretaro. In 2006, it conducted 919 telephone interviews with Maxcom customers, 652 telephone interviews with Telmex customers and 402 telephone interviews with Axtel customers in the cities of Mexico City, Puebla and Queretaro.

The Company is providing a copy of the survey results to the Staff under a separate letter.
Mexican Foreign Investment Bureau Approval, page 5
15.	We note your statement that the terms and conditions of your proposed bylaws and proposed CPO trust agreements may be “materially different” from the terms described in your prospectus. Please confirm that in the event that the terms and agreements of these exhibits, as modified, differ materially from what is described in the prospectus, you will file revised exhibits and provide conforming disclosure in the body of the prospectus.

Response: The Company acknowledges that it will file revised exhibits and provide conforming disclosure in the body of the prospectus to the extent the proposed bylaws, CPO deed and CPO trust agreement are materially different from the terms described in the prospectus.
The Offering, page 6
Lock-up agreement, page 8
16.	In the “Underwriters” section beginning on page 143, please revise to disclose the factors that may be used by the underwriters in determining whether to release the shares subject to the lock-up.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 136 of the section entitled “Underwriters.”
Risk Factors, page 13
17.	The introductory paragraph suggests that there may be risks you do not consider material now but may become material, or there may be risks that you have not yet identified. You must disclose all risks that you believe are material at this time. Delete language related to other risks or unknown risks from your disclosure.

Response: The Company has revised page 10 in response to the Staff’s comment.

Securities and Exchange Commission
September 12, 2007

18.	Instead of using generic phrases such as “material and adverse effect” to describe the risks’ effects, as you do, for example, in “If we do not successfully upgrade our accounting, billing, customer service and management information systems as new technology becomes available, our business, results of operations and financial condition could be materially and adversely affected,” on page 15, and in “Exchange rate instability may have a material adverse effect on our business, results of operations, financial condition and the price of our securities,” on page 23, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your “financial condition and results of operations could be materially and adversely affected” if a risk occurs, replace the language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

Response: The Company has revised the section entitled “Risk Factors” of the prospectus in response to the Staff’s comment.

19.	Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business and/or offering. For example, we note the heading “We depend on Telmex for interconnection” on page 14, and “Developments in other countries may impact the price of our securities” on page 23. Please review and revise subheadings to succinctly state the risks to you or your investors that will result from the facts or circumstances you discuss.

Response: The Company has revised the section entitled “Risk Factors” of the prospectus in response to the Staff’s comment.
The loss of key personnel could harm our business, results of operation, and financial condition, page 14
20.	Please revise to identify, insofar as possible, the key personnel upon whom Maxcom relies.

Response: The Company has revised page 11 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
September 12, 2007

Our substantial indebtedness could have a material adverse effect on our financial condition, including our ability to fulfill our obligations under our notes and our ability to operate our business and implement our business plan, page 16
21.	To the extent that you revise to include updated interim financial statements, please revise to indicate the extent of your debt as of a date more recent than March 31, 2007. Also revise to quantify the substantial portion” of your cash flow from operations that will be dedicated to debt service payments.

Response: The Company has revised page 13 of the prospectus in response to the Staff’s comment.
The indenture governing our senior secured notes contain restrictions on our ability to operate our business and to pursue our business strategies, page 17
22.	Please revise to indicate whether the indenture covenants you reference in the first sentence are subject to exceptions, and, if so, what the ramifications of the exceptions may be.

Response: The Company has revised page 14 of the prospectus in response to the Staff’s comment.

23.	Please revise the final paragraph to provide a recent estimate of the extent to which holders of the senior secured notes could demand immediate payment of principal and accrued interest.

Response: The Company has revised page 14 of the prospectus in response to the Staff’s comment.
We may face additional competition in the future from new market participants, which may result in lower prices for telecommunications services, lower margins and/or a loss of market share, page 18
24.	Consider breaking out the risks described in this somewhat lengthy risk factor under separate descriptive subheadings to facilitate an investor’s understanding of the various competitive risks you may face.

Response: The Company has revised page 14 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
September 12, 2007

If we were to be declared bankrupt, holders of the senior secured notes may find it difficult to collect payment on the notes, page 24
25.	Please revise to expand your disclosure to identify the risk to investors in your common shares generally, in addition to the risk specific to holders of your senior secured notes.

Response: The Company has removed the risk factor referenced above because, upon further consideration, the Company does not believe it is a material risk to our equity investors. In addition, the Company believes that the risks to equity investors as a result of our bankruptcy are similar to those typically faced by an equity investor and therefore are not unique to the Company.
Investors may experience difficulties in enforcing civil liberties against us or our directors, officer and controlling persons, page 29
26.	We note your concluding statement that there is “doubt” as to the enforceability of civil liabilities under U.S. securities laws for original actions instituted in Mexico. Please briefly discuss why such “doubt” exists.

Response: The Company has revised pages 24 and 141 of the prospectus in response to the Staff’s comment.
Use of Proceeds, page 31
27.	As it appears that you have no specific plans for the proceeds, discuss the principal reasons for this offering. See Part I, Item 3.C of Form 20-F, as referenced by Item 4(a) of Form F-1. Also include a risk factor relating to the broad discretion you have regarding how you will use the proceeds. Further, please specify the types of capital expenditures you may fund with the offering proceeds, if known.

Response: The Company has revised the “Use of Proceeds” section of the prospectus in response to the Staff’s comment. Furthermore, the Company has added a risk factor relating to the broad discretion on page 20 of the prospectus.

Securities and Exchange Commission
September 12, 2007

Capitalization, page 33
28.	Please revise to update the capitalization table as of a date no earlier than 60 days prior to the date of filing the Form F-1 registration statement. See Form 20-F Item 3.B.

Response: The Company has revised the “Capitalization” section on page 28 of the prospectus in response to the Staff’s comment.
Dilution, page 34
29.	Please quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options, as well as upon the exercise of the over-allotment provisions.

Response: The Company has revised the “Dilution” section on page 29 of the prospectus in response to the Staff’s comment.
Management’s Discussion and Analysis, page 38
Operating Expenses, page 48
30.	If material, provide discussions (quantified, if possible) of any expected increases in expenses described throughout this section, to the extent known. For example, indicate whether you intend to increase sales efforts, thus impacting your marketing, general and administrative expenses. Similarly address the estimated increase in expenses, such as expenses associated with your intent to add more cities to your cable television ventures in the future.

Response: The Company has revised page 37 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
September 12, 2007

Liquidity and Capital Resources, page 54
31.	Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your plans, including expanding into other urban markets, expanding the range of your services, and expanding your network infrastructure, and how those strategies will affect the company’s cash needs. Explain how such expansion plans will affect your capital expenditures and liquidity.

Response: The Company has revised page 49 of the prospectus in response to the Staff’s comment.

32.	Please provide a discussion regarding the company’s ability to meet its short and long-term liquidity needs. Ensure to identify and quantify all material short-term and long-term liquidity requirements. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient. In this regard, we note in your risk factor on page 13 that you “will need additional financing to implement our business plan.”

Response: The Company has revised page 49 of the prospectus in response to the Staff’s comment.

33.	Please revise to describe the terms of your senior secured notes and other debt instruments, including financial covenants, ratios, events of default (including the consequences of default) and any significant restrictions on your ability to raise additional capital. For example, provide an expanded description of the various restrictions imposed by the indenture governing your senior secured notes listed in the risk factor on page 17, including restrictions on your ability to “make investments” and “enter into transactions with affiliates.” Ensure to provide quantified disclosure of the financial covenants and ratios.

Response: The Company has revised page 50 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
September 12, 2007

Indebtedness, page 55
34.	Please revise to indicate your consolidated debt in U.S. dollars, in addition to Mexican pesos as of March 31, 2007.

Response: The Company has revised page 50 of the prospectus in response to the Staff’s comment.

35.	Disclose your leverage coverage ratio as of the most recent date practicable.

Response: The Company has revised page 50 of the prospectus in response to the Staff’s comment.
Contractual Obligations, page 60
36.	Please revise, as applicable, to describe any provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the contractual obligations. We note disclosure on page 17 indicating that in the event of default your note holders could demand immediate payment of the aggregate principal amount and accrued interest on the notes outstanding.

Response: The Company has revised pages 55 and 56 of the prospectus in response to the Staff’s comment.
Executive Officers, page 94
37.	You do not appear to have included biographical information for Mr. Sagastuy here or in the section immediately preceding this one. Please advise or revise.

Response: Please see pages 88 and 89 of the prospectus for the biographical information of Mr. Sagastuy.
Executive compensation, page 94
38.	Please advise us whether Maxcom has disclosed or is required to disclose the individual executive compensation of its executive officers and directors under Mexican law. See Form 20-F Item 6.B.

Response: Under the rules issued pursuant to the Securities Market Law, the Company is not required to disclose the individual executive compensation of its executive officers

Securities and Exchange Commission
September 12, 2007

and directors nor does it voluntarily disclose such information. Rather, as required by the rules, it discloses such information in the aggregate.
First Executive Stock Option Plan, page 95
Second Executive Stock Option Plan, page 95
39.	You do not appear to have filed these plans as exhibits to your registration statement, nor incorporated them by reference. Please file them as exhibits with your amended Form F-1.

Response: The Company has filed the First Executive Stock Option Plan, which includes a Trust Agreement, dated May 31, 1999, between the Company and Banco Nacional de Mexico, S.A., a description of the Plan and an optionholder's agreement. Additionally, the Company has filed the Second Executive Stock Option Plan as Exhibit 10.37 of the Amendment.
Principal and Selling Shareholders, page 98
40.	Please revise to include complete Item 9.D disclosure, including the number of shares being offered pursuant to the registration statement.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure under “Principal and Selling Stockholders” after this information has been determined.

41.	Please review to identify the natural person or persons having voting and/or dispositive powers over the shares held by non-natural entities, to the extent they are not widely-held.

Response: The Company has revised page 93 of the prospectus in response to the Staff’s comment.

42.	Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Response: The Company has not yet received the information needed to respond to this question from all of the selling stockholders. As soon as practicable, the Company will provide you with this information and acknowledges that you may have further comments after its submission. The Company believes that it is likely that one of the selling shareholders is an affiliate of a registered broker-deal. Upon obtaining confirmation of such belief, the Company will add a footnote disclosing the affiliation between the selling shareholder and such broker-dealer.

Securities and Exchange Commission
September 12, 2007

Fees and Expenses, page 119
43.	Please revise this section to disclose any payments from the depositary bank to Maxcom, including whether any of the fees collected by the depositary bank will be forwarded to the issuer. Also, explain how the fees will be collected and any consequence of non-payment.

Response: The Bank of New York, as depositary, has agreed to reimburse the Company for expenses it incurs that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Taxation, page 136
44.	Because your discussion of tax implications should be as precise as possible, please revise to remove the reference to the summary containing a “general” description of material U.S. federal income tax consequences.

Response: The Company has revised page 128 of the prospectus in response to the Staff’s comment.
Passive Foreign Investment Company, page 138
45.	We are uncertain who is opining when you state that “we do not expect the Company to be treated as a ‘passive foreign investment company.’” Please advise or revise.

Response: The Company has revised page 130 of the prospectus in response to this comment.

Securities and Exchange Commission
September 12, 2007

Part II
Item 7. Recent Sales of Unregistered Securities
46.	We note that the option issuances disclosed no page 95 of the registration statement are not included in your Part II disclosure. Please advise or revise.

Response: The Company has revised page II-1 of the prospectus in response to this comment.
Item 8. Exhibits and Financial Statement Schedules
47.	Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Response: The Company has noted the Staff’s comment and has filed Exhibit 10.25 and Exhibit 21.1 with the Amendment. Additionally, the Company is submitting under separate letter a draft of the legal opinion to be issued by Solertia Asesores, S.C. (Alarcón Abogados).
* * * * *
     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Securities and Exchange Commission
September 12, 2007

Sincerely,
/s/ Paul D. Zier
Paul D. Zier

cc:	Paul Fischer René Sagastuy José Antonio Solbes Gonzalo Alarcón I. Gerald Nowak Manuel Garciadiaz